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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                  AMENDMENT TO

                                  SCHEDULE TO
              (TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                            LANDMARK FINANCIAL CORP.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                           INVESTORS & LENDERS, LLC.,
                                A SUBSIDIARY OF
                   PRIVATE MORTGAGE INVESTMENT SERVICES, INC.
                       (NAME OF FILING PERSONS (BIDDER))

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   5149 1410

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               CHARLES F. CEFALU

                                154 LAKE AVENUE
                                  P.O. BOX 588
                           SARATOGA SPRINGS, NY 12866
                                 (518) 583-1314
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                            ------------------------

                                   COPIES TO:
                             LESLIE M. APPLE, ESQ.
                           WHITEMAN OSTERMAN & HANNA
                               ONE COMMERCE PLAZA
                             ALBANY, NEW YORK 12260
                                 (518) 487-7600

                            ------------------------

                           CALCULATION OF FILING FEE

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
                     TRANSACTION                                                AMOUNT OF
                      VALUATION*                                               FILING FEE**
----------------------------------------------------------------------------------------------------------------
                      $3,767,700                                                 $753.55
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

 * For purposes of calculating the filing fee only. This calculation assumes the purchase of 150,708 shares of Common Stock, par value $.10 per share, of Landmark Financial Corp. at $25 net per share in cash.
** The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, equals 1/50 of one percent of the aggregate value of cash offered by Investors & Lenders, LLC for such number of shares.
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $500.00                          Filing Party: Investors & Lenders,
                                                         LLC.
Form or Registration No.: TO                             Date Filed: May 10, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
    [X] third-party tender offer subject to Rule 14d-1.
    [ ] issuer tender offer subject to Rule 13e-4.
    [ ] going-private transaction subject to Rule 13e-3.
    [ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The Schedule TO filed as of May 10, 2000 by the above-named bidder is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

ITEM 1.  SUMMARY TERM SHEET.

     This Statement amends and supplements the Statement filed on Schedule TO with the Securities and Exchange Commission on May 10, 2000 by Investors & Lenders, LLC, a New York limited liability company (the "Purchaser") and a wholly-owned subsidiary of Private Mortgage Investment Services, Inc., a New York corporation ("PMIS") relating to the offer by Purchaser to purchase 100,000 shares of common stock of Landmark Financial Corp., a Delaware corporation (the "Bank"), at a price of $25.00 per share, net to seller in cash without interest thereon (the "Offer Price"), upon the terms and conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer").

     The Purchaser, by this Amendment, is now offering to purchase all the outstanding shares of common stock of Landmark Financial Corp., a Delaware corporation (the "Bank"), at a price of $25.00 per share, net to seller in cash without interest thereon (the "Offer Price"), upon the terms and conditions set forth in the Offer to Purchase, as amended and supplement by this Amendment, and in the related Letter of Transmittal (which together constitute the "Offer").

ITEM 4.  TERMS OF THE TRANSACTION.

INCREASED AMOUNT OF SHARES SUBJECT TO THE OFFER TO PURCHASE

     The discussion set forth in the Introduction, Section 1 ("Terms of the Offer; Expiration Date; Proration"), Section 2 ("Acceptance for Payment and Payment for Shares") and Section 11 ("Purpose of the Offer") of the Offer to Purchase is hereby amended and supplemented as follows:

     The Purchaser is increasing to 150,708 the number of Shares it is offering to purchase. Upon the terms and subject to the conditions of the Offer, as amended herein, the Purchaser will accept for payment and pay for 150,708 Shares tendered on or before the Expiration Date and not theretofore withdrawn in accordance with Section 3. The Expiration Date has been extended to 12:00 Midnight, New York City time, on July 26, 2000, unless and until the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

CHANGE IN MINIMUM TENDER CONDITION

     The discussion set forth in the Introduction is amended and supplemented as follows:

     The Minimum Tender Condition is hereby amended to require that there be validly tendered and not withdrawn prior to the prior to the expiration of the Offer that number of Shares which, together with Shares beneficially owned by the Purchaser and its affiliates, represents at least 91% of the Shares outstanding.

CLARIFICATIONS IN THE SUMMARY OF THE OFFER

     The discussion in the Summary of the Offer preceding the Introduction is amended and supplemented as follows:

     In the discussion of Principal Terms, it should be noted that Investors & Lenders' ability to pay for shares tendered pursuant to the Offer is subject to financing.

     In the discussion of Subsequent Offering Period, it should be noted that if we decide to add a subsequent offering period, we must disseminate this information to you at least five days before the expiration of the initial offering period. In addition, if we waive the Minimum Tender Condition, change the price being offered per share, change the amount of shares we are seeking to purchase, or make any other material change in the terms of the Offer, we are required to extend the offering period.

CLARIFICATIONS REGARDING SUBSEQUENT OFFERING PERIOD AND MARKET PURCHASES

     The discussion of market purchases in paragraph four on page 5 of the Offer to Purchase is amended as follows:

     THE PURCHASER AND ITS AFFILIATES RESERVE THE RIGHT, FOLLOWING COMPLETION OR TERMINATION OF THE OFFER AND EITHER SUBSEQUENT TO OR IN LIEU OF THE SUBSEQUENT OFFER, TO ACQUIRE SHARES THROUGH MARKET PURCHASES, PRIVATELY NEGOTIATED TRANSACTIONS, A MERGER OR OTHER BUSINESS COMBINATION OR ANY COMBINATION OF THE FOREGOING.

WAIVER OF 10% VOTING RIGHTS CONDITION

     The discussion in Section 12 ("Certain Conditions of the Offer") of the Offer to Purchase is amended and supplemented as follows:

     The Purchaser hereby waives the condition that required that the Bank's Board of Directors amend the Bank's Certificate of Incorporation to delete therefrom the terms of Article Fourth, subsection C which can be used by the Bank to limit the voting rights of persons owning more than 10% of the Bank's stock.

ADDED CONDITIONS OF THE OFFER AND CLARIFICATION AS TO SATISFACTION OF CONDITIONS

     The discussion in Section 12 ("Certain Conditions of the Offer") of the Offer to Purchase is amended and supplemented as follows:

     In addition to the conditions set forth in this Section 12 of the Offer to Purchase, the Purchaser shall not be required to accept for payment or pay for, or may delay the acceptance for payment of or payment for, tendered Shares (subject to Rule 14e-1(c) under the Exchange Act), or may terminate the Offer as to any Shares not then paid for if (i) at or before the Expiration Date the Minimum Tender Condition shall not have been satisfied or (ii) on or after the date of this Offer to Purchase, and at or before the time of payment for any of such Shares, any of the following events shall occur or shall be determined by PMIS or the Purchaser to have occurred:

          (n) The Bank's shareholders shall not have rejected the Merger Agreement between the Bank and TrustCo.

          (o) The Bank and TrustCo shall not have rescinded and voided in its entirety the stock option granted to TrustCo in the Stock Option Agreement made between TrustCo and the Bank on February 21, 2000 and attached as
     Exhibit 1.01 to the Agreement and Plan of Merger entered into between the Bank and TrustCo as of February 21, 2000.

     Any determination of whether a condition or conditions has been satisfied shall be made in accordance with a standard of reasonableness and not in the sole discretion of the Purchaser.

     All offer conditions, other than the necessary regulatory approvals, must be satisfied or waived on or before the expiration date of the offer.

ITEM 5.  PAST CONTACT, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The Introduction and Section 10 ("Background of the Offer") of the Offer to Purchase are amended and supplemented as follows:

     On June 1, 2000 the New York State Supreme Court, Montgomery County, dissolved the temporary restraining order that the court had earlier issued against any action pursuant to the Merger Agreement between the Bank and TrustCo. PMIS' lawsuit against the Bank's Board of Directors remains in place, however.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Section 13 ("Source and Amount of Funds") of the Offer to Purchase is amended and supplemented as follows:

     The Purchaser now estimates that the total amount of funds required to purchase the Shares in the Offer, plus associated expenses, will be approximately $3,800,000.

ITEM 12.  EXHIBITS.

     (a)(9) Text of Press Release issued by Private Mortgage Investment Services, Inc. dated June 27, 2000.

     Exhibit (a)(9)

TEXT OF PRESS RELEASE ISSUED BY PRIVATE MORTGAGE INVESTMENT SERVICES, INC. DATED JUNE 27, 2000.

     June 27, 2000 (Saratoga Springs, New York) -- Private Mortgage Investment Services, Inc. of Saratoga Springs, New York ("PMIS") announced today that its subsidiary Investors & Lenders, LLC ("Investors & Lenders") is now offering to purchase all the outstanding stock of Landmark Financial Corp. ("Landmark" OTC:
LMFC), the holding company for Landmark Community Bank in Canajoharie, New York, for $25 per share. Investors & Lenders commenced a tender offer for 65% of Landmark on May 10, 2000.

     In a filing to be made today with the Securities and Exchange Commission, Investors & Lenders is also extending the offer until July 26, 2000.

     PMIS announced that to date, approximately 25,800 shares of Landmark have been tendered into Investors & Lenders' offer. The $25 being offered by Investors & Lenders is $4 higher than the per share price agreed to in a proposed merger agreement between Landmark and TrustCo Bank Corp. NY of Schenectady, New York.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2000

                                          INVESTORS & LENDERS, LLC

                                          By:     /s/ CHARLES F. CEFALU
                                            ------------------------------------
                                                Charles F. Cefalu, Manager

                                          PRIVATE MORTGAGE INVESTMENT
                                          SERVICES, INC.

                                          By:     /s/ CHARLES F. CEFALU
                                            ------------------------------------
                                               Charles F. Cefalu, President

             AMENDMENT TO THE OFFER TO PURCHASE DATED MAY 10, 2000

 INVESTORS & LENDERS, LLC A SUBSIDIARY OF PRIVATE MORTGAGE INVESTMENT SERVICES,
    INC. HAS AMENDED ITS OFFER AND IS NOW OFFERING TO PURCHASE FOR CASH ALL
                       OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                            LANDMARK FINANCIAL CORP.
                                       AT

                              $25.00 NET PER SHARE

     THE OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JULY 26, 2000, UNLESS THE OFFER IS EXTENDED.
     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES WHICH, TOGETHER WITH SHARES BENEFICIALLY OWNED BY THE PURCHASER AND ITS AFFILIATES, REPRESENTS AT LEAST 91% OF THE TOTAL SHARES ISSUED AND OUTSTANDING. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER TERMS AND CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE, INCLUDING THE PURCHASER OBTAINING FINANCING AND THE PURCHASER OBTAINING REGULATORY APPROVAL OF THE UNITED STATES OFFICE OF THRIFT SUPERVISION.

                                   IMPORTANT

     Any shareholder desiring to tender all or any portion of his Shares should either (1) complete and sign the Letter of Transmittal which accompanied the Offer to Purchase dated May 10, 2000 or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, have his signature thereon guaranteed if required by Instruction 1 of the Letter of Transmittal and mail or deliver the Letter of Transmittal or such facsimile with his certificates evidencing his Shares and any other required documents to the Depositary, or follow the procedure for book-entry transfer of Shares set forth in Section 4 of the Offer or (2) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. Shareholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender their Shares so registered.

     A shareholder who desires to accept the Offer and tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, should tender such Shares by following the procedures for guaranteed delivery set forth in Section 4 of the Offer.

     Questions and requests for assistance may be directed to Beacon Hill Partners, Inc. or to Investors & Lenders, LLC at their respective addresses and telephone numbers set forth on the back cover of this Amendment. Requests for additional copies of this Amendment to the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies.

                                  INTRODUCTION

     The following information amends and supplements the Offer to Purchase dated May 10, 2000 made by Investors & Lenders, LLC, a New York limited liability company (the "Purchaser") and a wholly-owned subsidiary of Private Mortgage Investment Services, Inc., a New York corporation ("PMIS"). Pursuant to this Amendment, the Purchaser is now offering to purchase all the outstanding shares of common stock of Landmark Financial Corp., a Delaware corporation (the "Bank"), at a price of $25.00 per share, net to seller in cash without interest thereon (the "Offer Price"), upon the terms and conditions set forth in the Offer to Purchase, as amended and supplemented by this Amendment, and in the related Letter of Transmittal (which together constitute the "Offer").

     Except as otherwise set forth in this Amendment, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Amendment should be read in conjunction with the Offer to Purchase. Unless the context requires otherwise, terms not defined herein shall have the meanings ascribed to them in the Offer to Purchase.

     By this Amendment to the Offer, Purchaser is:

          a. Increasing the number of shares of the Bank which it proposes to purchase to 150,708, which together with the shares currently beneficially owned by the Purchaser and its affiliates, will represent 100% of the total number of Shares outstanding;

          b. Extending the Offer until July 26, 2000;

          c. Waiving the condition to the Offer which required that the Board of Directors of the Bank amend the Bank's Certificate of Incorporation to delete the terms which can be used by the Bank to limit the voting rights of persons owning more than 10% of the Bank's stock;

          d. Changing the Minimum Tender Condition to 91% of the of the shares outstanding;

          e. Adding as a condition of the Offer the requirement that the shareholders of the Bank shall have rejected the proposed merger of the Bank with TrustCo Bank Corp. NY ("TrustCo");

          f. Adding as a condition of the Offer the requirement that the stock option granted to TrustCo as part of the merger agreement between TrustCo and the Bank (the "Merger Agreement") is rescinded and not binding on the Bank.

     The Offer remains subject to the fulfillment of the certain other conditions, including financing and regulatory approval.

     Procedures for tendering shares are set forth in Section 4 of the Offer to Purchase. Shares previously validly tendered and not withdrawn constitute valid tenders for purposes of the Offer. Shareholders are not required to take any further action with respect to such shares, except as may be required by the guaranteed delivery procedure if such procedure was utilized. See Section 3 ("Withdrawal Rights") of the Offer to Purchase for the procedures for withdrawing shares tendered pursuant to the Offer.

     The Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the offer.

1. INCREASED AMOUNT OF SHARES SUBJECT TO THE OFFER TO PURCHASE

     The discussion set forth in the Introduction, Section 1 ("Terms of the Offer; Expiration Date; Proration"), Section 2 ("Acceptance for Payment and Payment for Shares") and Section 11 ("Purpose of the Offer") of the Offer to Purchase is hereby amended and supplemented as follows:

     The Purchaser is increasing to 150,708 the number of Shares it is offering to purchase. Upon the terms and subject to the conditions of the Offer, as amended herein, the Purchaser will accept for payment and pay for 150,708 Shares tendered on or before the Expiration Date and not theretofore withdrawn in accordance with Section 3. The Expiration Date has been extended to 12:00 Midnight, New York City time, on July 26, 2000, unless and until the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

2. CHANGE IN MINIMUM TENDER CONDITION

     The discussion set forth in the Introduction is amended and supplemented as follows:

     The Minimum Tender Condition is hereby amended to require that there be validly tendered and not withdrawn prior to the prior to the expiration of the Offer that number of Shares which, together with Shares beneficially owned by the Purchaser and its affiliates, represents at least 91% of the Shares outstanding.

3. CLARIFICATIONS IN THE SUMMARY OF THE OFFER

     The discussion in the Summary of the Offer preceding the Introduction is amended and supplemented as follows:

     In the discussion of Principal Terms, it should be noted that Investors & Lenders' ability to pay for shares tendered pursuant to the Offer is subject to financing.

     In the discussion of Subsequent Offering Period, it should be noted that if we decide to add a subsequent offering period, we must disseminate this information to you at least five days before the expiration of the initial offering period. In addition, if we waive the Minimum Tender Condition, change the price being offered per share, change the amount of shares we are seeking to purchase, or make any other material change in the terms of the Offer, we are required to extend the offering period.

4. CLARIFICATIONS REGARDING SUBSEQUENT OFFERING PERIOD AND MARKET PURCHASES

     The discussion of market purchases in paragraph 4 on page 5 of the Offer to Purchase is amended as follows:

     THE PURCHASER AND ITS AFFILIATES RESERVE THE RIGHT, FOLLOWING COMPLETION OR TERMINATION OF THE OFFER AND EITHER SUBSEQUENT TO OR IN LIEU OF THE SUBSEQUENT OFFER, TO ACQUIRE SHARES THROUGH MARKET PURCHASES, PRIVATELY NEGOTIATED TRANSACTIONS, A MERGER OR OTHER BUSINESS COMBINATION OR ANY COMBINATION OF THE FOREGOING.

5. WAIVER OF 10% VOTING RIGHTS CONDITION

     The discussion in Section 12 ("Certain Conditions of the Offer") is amended and supplemented as follows:

     The Purchaser hereby waives the condition that required that the Bank's Board of Directors amend the Bank's Certificate of Incorporation to delete therefrom the terms of Article Fourth, subsection C which can be used by the Bank to limit the voting rights of persons owning more than 10% of the Bank's stock.

6. ADDED CONDITIONS OF THE OFFER AND CLARIFICATION AS TO SATISFACTION OF CONDITIONS

     The discussion in Section 12 ("Certain Conditions of the Offer") of the Offer to Purchase is amended and supplemented as follows:

     In addition to the conditions set forth in this Section 12 of the Offer to Purchase, the Purchaser shall not be required to accept for payment or pay for, or may delay the acceptance for payment of or payment for, tendered Shares (subject to Rule 14e-1(c) under the Exchange Act), or may terminate the Offer as to any Shares not then paid for if (i) at or before the Expiration Date the Minimum Tender Condition shall not have been satisfied or (ii) on or after the date of this Offer to Purchase, and at or before the time of payment for any of such Shares, any of the following events shall occur or shall be determined by PMIS or the Purchaser to have occurred:

          (n) The Bank's shareholders shall not have rejected the Merger Agreement between the Bank and TrustCo.

          (o) The Bank and TrustCo shall not have rescinded and voided in its entirety the stock option granted to TrustCo in the Stock Option Agreement made between TrustCo and the Bank on February 21, 2000 and attached as
     Exhibit 1.01 to the Agreement and Plan of Merger entered into between the Bank and TrustCo as of February 21, 2000.

     Any determination of whether a condition or conditions has been satisfied shall be made in accordance with a standard of reasonableness and not in the sole discretion of the Purchaser.

     All offer conditions, other than the necessary regulatory approvals, must be satisfied or waived on or before the expiration date of the offer.

7. LEGAL MATTERS

     The Introduction and Section 10 ("Background of the Offer") of the Offer to Purchase are amended and supplemented as follows:

     On June 1, 2000 the New York State Supreme Court, Montgomery County, dissolved the temporary restraining order that the court had earlier issued against any action pursuant to the Merger Agreement between the Bank and TrustCo and denied PMIS' motion for a preliminary injunction enjoining a shareholders meeting. PMIS has appealed both those decisions to the New York State Supreme Court, Appellate Division. In addition, PMIS has requested that the Appellate Division issue a preliminary injunction against a shareholders meeting pending its determination of the appeal. Regardless of the outcome of the appeal, PMIS' lawsuit against the Bank's Board of Directors remains in place.

8. SOURCE AND AMOUNT OF FUNDS

     Section 13 ("Source and Amount of Funds") of the Offer to Purchase is amended and supplemented as follows:

     The Purchaser now estimates that the total amount of funds required to purchase the Shares in the Offer, plus associated expenses, will be approximately $3,800,000.

                        THE DEPOSITARY FOR THE OFFER IS:

                               LaSalle Bank N.A.

                               Telephone Number:

                                 (312) 904-2450

                                                           BY HAND OR
        BY MAIL:               BY FACSIMILE:           OVERNIGHT DELIVERY
        --------               -------------           ------------------
    LaSalle Bank N.A.        LaSalle Bank N.A.         LaSalle Bank N.A.
135 South LaSalle Street       (312) 904-2236       135 South LaSalle Street
   Chicago, IL 60603                                   Chicago, IL 60603
   Attn: Corp. Trust         Attn: Mark Rimkus         Attn: Mark Rimkus
 Operations, Room 1811

                 CONFIRM FACSIMILE BY TELEPHONE: (312) 904-2236

     Questions and requests for assistance may be directed to Beacon Hill Partners, Inc. or at the address and telephone number set forth below. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to Beacon Hill Partners, Inc. or to brokers, dealers, commercial banks or trust companies.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                           Beacon Hill Partners, Inc.

                                90 Broad Street
                            New York, New York 10004
                                 (212) 843-8500
                                 (800) 755-5001